TSX, NYSE – HBM 2015 No. 22

Hudbay Announces CEO Transition

Toronto, Ontario, December 4, 2015 – HudBay Minerals Inc. ("Hudbay", the “company") (TSX, NYSE:HBM) announced today that David Garofalo has provided notice to the Board of Directors of his resignation as President and Chief Executive Officer. Mr. Garofalo advised the Board that he has accepted an appointment as President and Chief Executive Officer of Goldcorp Inc.

Hudbay also announced that it has appointed Alan Hair as President and Chief Executive Officer, effective January 1, 2016. Mr. Hair has served as Hudbay’s Chief Operating Officer since 2012 and he has held a number of senior leadership roles in business development and operations at Hudbay since 1996. Mr. Hair has worked in the mining industry for over 30 years and holds a degree in mineral engineering from the University of Leeds.

“On behalf of the Board of Directors, I would like to wish David the very best in his new endeavour. We are pleased with the growth of Hudbay over the past five years under his leadership,” said W. Warren Holmes, Hudbay’s Chairman. “With Alan Hair assuming his new role as President and Chief Executive Officer, Hudbay is well prepared to continue the strategy of the past five years, and to optimize the safety, environmental and cost performance of our three new mines in this challenging metals market. Hudbay will also continue to seek accretive growth opportunities that fit our strategic criteria.”

“I appreciate the opportunity I have had to serve as Hudbay’s President and Chief Executive Officer,” said David Garofalo. “Our development as a company over the past five years is a testament to the hard work, dedication and competence of our employees across the organization. I am very proud of all we have been able to accomplish and I will miss the wonderful culture we have built at Hudbay. I am confident in the company’s continued success under the leadership of Alan Hair and the very effective Hudbay team.”

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange. Further information about Hudbay can be found on www.hudbayminerals.com.

TSX, NYSE – HBM 2015 No. 22

For further information, please contact:

Jacqueline Allison
Director, Investor Relations
(416) 814-4387
jacqueline.allison@hudbayminerals.com